CONFIDENTIAL

June 24, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Office of Mergers and Acquisitions

Attention: Christina Chalk

                 Senior Special Counsel

100 F Street, NE

Washington, D.C. 20549

Re:	Allergan, Inc.

PREN14A filed June 2, 2014

Filed by Pershing Square Capital Management, L.P., et al.

File No. 1-10269

Dear Ms. Chalk:

On behalf of Pershing Square Capital Management, L.P., PS Management GP, LLC, PS Find 1, LLC and William A. Ackman (collectively, “Pershing Square”) this letter sets forth Pershing Square’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 17, 2014, to Kirkland & Ellis LLP, outside counsel to Pershing Square, with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) with respect to the solicitation of written requests to call a special meeting of shareholders of Allergan, Inc. (the “Company”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Pershing Square’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

In addition, Pershing Square has revised the Preliminary Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

Securities and Exchange Commission	CONFIDENTIAL
June 24, 2014

Preliminary Proxy Statement filed on June 2, 2014

General

1.	Staff’s Comment: Fill in the blanks throughout the proxy statement. Information that is subject to change may be bracketed.

Response: In response to the Staff’s comment, Pershing Square has filled in certain brackets throughout the Preliminary Proxy Statement. Pershing Square notes the Staff’s comment. To the extent that information has been omitted from Amendment No. 1, Pershing Square will fill in the omitted information in subsequent amendments as such information becomes available.

2.	Staff’s Comment: As you note in the proxy statement, you will solicit votes in favor of the five proposals by means of a separate proxy statement and proxy card once the record and meeting dates for the special meeting are established. While some of our comments below are addressed to the five proposals you intend to present at the special meeting, we may have additional and more specific comments on the substance of the proposals when you file additional soliciting materials for the special meeting to vote on the proposals.

Response: Pershing Square acknowledges the Staff’s comment.

Cover Page

3.	Staff’s Comment: Identify all of the participants in the proxy solicitation, including Valeant, on the cover page.

Response: In response to the Staff’s comment, Pershing Square has revised the cover page to identify all of the participants in the proxy solicitation, including Valeant.

Background and Past Contacts, page 4

4.	Staff’s Comment: Provide additional details about the background events leading up to Pershing Square’s and Valeant’s proposal to acquire Allergan. Your current disclosure begins on February 25, 2014 with the letter agreement between Pershing and Valeant. However, in solicitation materials filed as DFAN14A and filed on June 3, 2014, Valeant disclosed that it hired consultant Bill Doyle in September 2013, who was responsible for introducing Valeant and Pershing. Expand your disclosure to address the events leading up to the signing of the letter agreement in February 2014, and in particular, the events leading up to the decision to collaborate, and to make the joint proposal to acquire Allergan. Your revised disclosure should also detail any contacts between Allergan and Valeant or Pershing or their affiliates.

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June 24, 2014

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on pages 5-8 to provide additional details about the background events leading up to Pershing Square’s and Valeant’s proposal to acquire the Company.

5.	Staff’s Comment: Provide additional details about how and by whom PS Fund 1 was funded, including the five Pershing Square Funds that contributed to PS Fund 1 and any arrangements or understandings with respect to such funding. See Item 5(b)(1)(viii) of Regulation 14A.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on page 7 to provide additional details about how and by whom PS Fund 1 was funded, including the five Pershing Square Funds that contributed to PS Fund 1 and any arrangements or understanding with respect to such funding in accordance with Item 5(b)(1)(viii) of Regulation 14A.

6.	Staff’s Comment: In this section, describe your initial election to pursue a shareholder referendum and explain why that effort was abandoned in favored of the current solicitation.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on pages 9 and 11 to describe the initial election to pursue a shareholder referendum and explain why that effort was abandoned in favor of the current solicitation.

Plans for the Special Meeting, page 8

Proposals 1 and 2, page 8

7.	Staff’s Comment: We note the disclosure in the second to last paragraph on page 8. Revise to clearly state that Proposal 2 is advisory only and that even if it passes, the Board is under no obligation to implement it.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on page 13 to clearly state that Proposal 2 is advisory only and that even if it passes, the Board is under no obligation to implement it.

8.	Staff’s Comment: Proposals 1 and 2 are not conditioned on one another. If Proposal 1 passes but Proposal 2 does not, or if the Allergan Board chooses not to implement Proposal 2 even if it passes, what will happen? We understand that under Delaware law and Allergan’s governing instruments, a majority of the remaining directors can fill the six vacant slots created by Proposal 1. Please discuss in your revised proxy statement.

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June 24, 2014

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on page 13 to explain what would happen if Proposal 1 is adopted but Proposal 2 is not adopted, or if the Company Board chooses not to implement Proposal 2 even if it passes.

9.	Staff’s Comment: Where you discuss Proposal 1 to remove six current Allergan directors, state how many current Allergan directors will remain if this Proposal passes. Briefly explain how and why you identified the six individuals you are seeking to remove.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on page 12 to state that only three directors will remain on the Board if Proposal 1 passes and to explain how and why Pershing Square identified the six individuals sought to be removed.

Proposals 2 and 3, page 8

10.	Staff’s Comment: As noted above, Proposal 2 is not conditioned on adoption of Proposal 1. Proposal 3 would set the size of the Board of Directors at nine members. Explain what would happen if Proposal 1 is not adopted but Proposals 2 and 3 are. In that case, the size of the Board would be fixed at nine but without the removal of six current directors pursuant to Proposal 1, the six additional directors sought to be appointed if Proposal 2 passes would exceed the maximum size of the Board permitted under Proposal 3. We understand that under Delaware law and Allergan’s governing instruments, only shareholders are empowered to remove directors.

Response: Pershing Square advises the Staff that Proposal 3 has been divided into four separate proposals: Proposals 3-6. In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on page 14 to explain that Proposal 6 (which would set the size of the Board of Directors at nine directors) is conditioned on the adoption of Proposal 1, but the amendments to the Bylaws set forth in Proposals 3-5 are not conditioned on the adoption of Proposal 1 and would take effect regardless of whether Proposal 1 is passed.

11.	Staff’s Comment: Please provide your analysis as to how Proposal 3 is consistent with Rules 14a-4(a)(3) and 14a-4(b)(1), which require that security holders be afforded an opportunity to specify a choice with respect to each separate matter. The provisions regarding determining the mechanics for calling a special meeting, enabling shareholders to call a special meeting if no directors or less than a majority of directors are in office, and amending the bylaws to set the number of Allergan directors at nine appear to be separate matters.

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June 24, 2014

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on pages 13-14. Pershing Square advises the Staff that Proposal 3 has been divided into four separate proposals: Proposals 3-6.

12.	Staff’s Comment: Expand the description of Proposal 3 to more specifically describe the “certain onerous special provisions” that it seeks to remove from the current bylaws relating to calling special meetings. Similarly, briefly describe the specific mechanics for calling a special meeting that would change if this Proposal is adopted.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on pages 13-14 to expand the description of Proposal 3.

Proposal 4, page 9

13.	Staff’s Comment: If Proposal 4 is adopted, it would seem to repeal the proposed bylaw amendments in Proposal 3. Please explain the impact of Proposal 4 on the other matters to be voted upon at the special meeting.

Response: Pershing Square advises the Staff that due to the division of Proposal 3 into Proposals 3-6, Proposal 4 is now Proposal 7. In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on page 14 to explain that Proposal 7 covers only those amendments to the Bylaws adopted without shareholder approval after the Company’s 2014 annual meeting and up to and including the date of the Special Meeting that changes the Bylaws in any way from the version that was publicly filed with the SEC on March 26, 2014 and became effective as of May 6, 2014 (and expressly excluding any amendment to the Bylaws set forth in the Preliminary Proxy Statement). Accordingly, if Proposal 7 is adopted, it will not repeal any of the proposed amendments to the Bylaws set forth in the Preliminary Proxy Statement.

14.	Staff’s Comment: Clarify the scope of Proposal 4. Would it cover only bylaw changes made between now and the special meeting to approve the Proposals? Including those made by shareholder vote versus by the Board? Would it extend indefinitely into the future? Please revise so that the text of Proposal 4 is consistent with the way you describe its scope.

Response: Pershing Square advises the Staff that due to the division of Proposal 3 into Proposals 3-6, Proposal 4 is now Proposal 7. In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on page 14 to clarify the scope of Proposal 7 and explain that Proposal 7 covers only those amendments to the Bylaws adopted without shareholder approval after the Company’s 2014 annual meeting and up to and including the date of the Special Meeting that changes the Bylaws in any

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June 24, 2014

way from the version that was publicly filed with the SEC on March 26, 2014 and became effective as of May 6, 2014 (and expressly excluding any amendment to the Bylaws set forth in the Preliminary Proxy Statement).

Proposal 5, page 9

15.	Staff’s Comment: Briefly explain the steps that Allergan would have to take or not take in order to implement Proposal 5, if it is adopted. For example, are you seeking a face-to-face meeting with a particular person or persons representing Allergan? What other steps, if any, are contemplated?

Response: Pershing Square advises the Staff that due to the division of Proposal 3 into Proposals 3-6, Proposal 5 is now Proposal 8. In response to the Staff’s comment, Pershing Square advises the Staff that it does not believe any additional disclosure is necessary due to the fact that Proposal 8 is precatory in nature and is a means to gauge shareholder sentiment with respect to the proposed merger between Valeant and the Company. In addition, Proposal 8 is designed to provide shareholders with the ability to demonstrate, in a coordinated and powerful manner, their support for the Company to engage in a meaningful dialogue with Valeant. This resolution is not intended to request a predetermined set of steps that must be taken in order to engage in good faith negotiations - only that negotiations be held in good faith. Pershing Square does not believe it is appropriate to narrowly define which actions taken by the Company would constitute “good faith negotiations” or otherwise implement Proposal 8, as such conduct is subjective in nature and may vary based on existing facts and circumstances.

16.	Staff’s Comment: Is Proposal 5 precatory in nature? Please clarify.

Response: Pershing Square advises the Staff that due to the division of Proposal 3 into Proposals 3-6, Proposal 5 is now Proposal 8. In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on page 15 to clarify that Proposal 8 is precatory in nature.

Time and Location of Special Meeting; Notice of Special Meeting, page 10

17.	Staff’s Comment: Refer to the disclosure in the last paragraph on page 10, to the effect that “[s]hould any other proposals be brought before the Special Meeting, we will vote the Company’s proxies on such matters in the Company’s discretion.” The reference to the “Company” is confusing since we assume you are referring to proxies provided to you. In addition, tell us your authority for using discretionary authority to vote on proposals not specified in a these materials or in the proxy materials you will utilize in the future proxy solicitation relating to the special meeting. Alternatively, revise the language cited above.

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June 24, 2014

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on page 16. Pershing Square advises the Staff that, in accordance with Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended, should any other proposals be brought before the Special Meeting that Pershing Square is not aware of within a reasonable time before the Special Meeting, Pershing Square will vote, in its discretion, the proxies granted to it in the subsequent proxy statement furnished to shareholders on such matters.

18.	Staff’s Comment: See the last comment above. You also reserve the right to solicit proxies with respect to additional proposals on other substantive matters besides those described here. Please explain, with a view to additional disclosure, your authority to add additional substantive matters to be voted upon at a special meeting besides those identified in the special meeting request forms or the notice of the meeting. We may have additional comments after reviewing your response.

Response: In response to the Staff’s comment, Pershing Square has deleted the text of the above-referenced disclosures.

Revocation Procedure, page 11

19.	Staff’s Comment: State that a shareholder can also revoke a proxy provided to you by submitting a later-dated card to Allergan.

Response: Pershing Square advises the Staff that it has previously stated on page 19 that a shareholder can also revoke a proxy provided to it by submitting a later-dated card to the Company: “Revocation Procedure. Shareholders who have executed and delivered a WHITE Proxy Card may revoke it at any time before the proxy is exercised by delivering an instrument revoking the earlier WHITE Proxy Card, or a duly executed later dated WHITE Proxy Card for the same shares, to D.F. King, our proxy solicitor, at 48 Wall Street, New York, New York 10005.”

Solicitations of Requests and Proxies; Expenses, page 12

20.	Staff’s Comment: Disclose whether you will seek reimbursement from Allergan for the costs of this solicitation and, if so, under what circumstances. See Item 4(b)(5) of Regulation 14A. Also state whether you intend to put any request for reimbursement to a shareholder vote.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosures on page 20 to state that Pershing Square does not intend to seek reimbursement from the Company for the costs and expenses incurred in connection with the solicitation.

Securities and Exchange Commission	CONFIDENTIAL
June 24, 2014

We acknowledge that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	no filing person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-6454 or my colleague Stephen Fraidin at (212) 446-4840.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	Stephen Fraidin

Roy J. Katzovicz